September 9, 2016

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mailstop 4720

Washington, D.C. 20549

Attn:	Mr. Dietrich A. King

Re:	Texas Capital Bancshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015 (the “Form 10-K”)
Filed February 18, 2016
File No. 001-34657

Ladies and Gentlemen:

On behalf of Texas Capital Bancshares, Inc. (the “Company”), the following is our response to the comment of the staff of the Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) received by letter dated August 29, 2016, with respect to the Form 10-K for the fiscal year ended December 31, 2015, filed on February 18, 2016, and the Company’s Definitive Proxy Statement on Schedule 14A filed on April 7, 2016 (the “Proxy Statement”). The Staff’s comment and the Company’s response thereto are set forth below.

Definitive Proxy Statement on Schedule 14A Filed April 7, 2016.

Executive Compensation

Annual Incentive Compensation, page 26

1.	Please tell us how the HR Committee determined the specific annual incentive cash awards for each NEO for 2015. In doing so, please tell us the following:

•	the specific EPS, ROA and TBV targets for each NEO and the actual results with respect thereto;

•	the weight or significance the committee attached to such targets in reaching the award decision for each NEO;

•	the types of individual factors the committee considered for each NEO; and

•	the committee’s assessment of the company’s overall performance as it related to the award decision for each NEO.

In future filings, to the extent you pay out similar awards, please provide a similarly detailed level of discussion and analysis.

In response to the Staff’s comment, we have reviewed our disclosure provided under the caption “Annual Incentive Compensation” on page 26 of the Proxy Statement and have supplementally enhanced such disclosure to provide a more detailed discussion of the factors used by the HR Committee in determining the 2015 annual incentive cash award for the Company’s NEOs as follows. To the extent that we pay out similar awards in the future, we will provide a comparable level of disclosure in future filings.

Annual Incentive Compensation

Annual incentive compensation is designed to provide competitive levels of compensation based on experience, duties and scope of responsibilities. In addition, our annual incentive program is designed to ensure that variable compensation based on the Company’s profitability is a significant component of total cash compensation for the named executives. The HR Committee compares our performance to peers with an emphasis on performance metrics that drive business success. For 2015, the HR Committee focused on growth in EPS, return on assets (“ROA”), and tangible book value growth (“TBV”), as well as other business and individual objectives. The HR Committee uses the annual incentive compensation to motivate and reward the NEOs for achievement of strategic, business and financial objectives.

Pursuant to the cash incentive program approved by the HR Committee, an aggregate incentive pool is established each year. The size of the incentive pool is derived as a percentage of the Company’s pre-tax, pre-annual incentive income. The incentive pool has varied from 5% to 15% of the Company’s pre-tax, pre-annual incentive income depending on the profitability of the Company, performance of individual business units, number of participants, amounts guaranteed to new officers and other factors. Due to our continued profitability, the HR Committee approved an incentive pool for 2015 set at 7% of pre-tax, pre-annual incentive income. The amount of the incentive pool is incorporated in the annual business and financial plan approved by the board of directors and is adjusted during the year based on actual results compared to the approved financial plan. After verification of final results, the total annual incentive pool and allocation of dollars in the incentive pool among the participants are approved by the HR Committee. This approach provides an effective cap on the size of awards that may be made to the NEOs.

The HR Committee can exercise positive or negative discretion over the incentive pool based on their evaluation of the Company in comparison to peer companies in our industry as well as evaluation of overall economic conditions and individual performance. The incentive pool is allocated among three distinct groups: the NEOs, relationship managers generally responsible for lending and other service offerings and other key managers, which includes persons who oversee and provide critical support in such areas as finance, human resources, operations, technology, funding, investments and credit policy. Executive management determines allocations within production and key management groups pursuant to the approved program.

The portion of the total incentive pool allocated to the NEOs is based on the performance of the Company compared to plan and other measures of performance. For 2015, it was specifically based on the Company’s EPS, ROA and TBV compared to targets established by the HRC. In addition, the HRC assessed completion of individual NEO objectives.

The specific targets and relative weights for each performance metric were as follows:

EPS 30% of Annual Incentive	Payout	ROA 30% of Annual Incentive	Payout	TBV Growth 20% of Annual Incentive	Payout
$2.80	25%	0.90%	25%	$31.49	25%
2.90	50%	0.93%	50%	31.59	50%
3.00	75%	0.95%	75%	31.69	75%
3.12	100%	1.00%	100%	31.81	100%
3.22	125%	1.04%	125%	31.91	125%
3.35	150%	1.08%	150%	32.04	150%

The remaining 20% of each NEO’s annual incentive compensation target for 2015 consisted of individual objectives submitted to the HR Committee for approval at the beginning of 2015. Performance and achievement of the individual objectives was measured by assessing each NEO’s individual leadership and execution of strategic and organizational objectives related to the NEO’s areas of responsibility in the business. For 2015, the individual objectives included the following:

•	Successful completion of major initiatives to achieve strategic business objectives;

•	Completion of thorough talent reviews and assessment of future staffing needs for the NEO’s particular business unit;

•	Implementation of organizational changes to deliver superior results while also addressing the changing business and regulatory climate;

•	Personal leadership development planning to ensure each NEO’s own continual learning and skill enhancement; and

•	Building strong and trusted partnerships with the community, the industry, key stakeholders, the board, shareholders and regulatory agencies, as appropriate.

The HR Committee may give additional discretion and consideration to an NEO who effectively navigates unforeseen industry or economic conditions that may not have been included in their previously approved management objectives for the year. The HR Committee determined that each of the NEOs achieved their approved objectives and the full 20% of the incentive target was paid for this component of the annual incentive. Due to the challenging environment in 2015 arising largely from sustained low oil and gas prices and the related impact on the Company’s profitability, the HR Committee believed each NEO performed in excess of his or her stated management objectives based on the overall performance achieved by the Company and each NEO’s individual contribution under challenging conditions beyond the control of management. As a result, the HR Committee determined additional performance-based incentive compensation was appropriate as detailed below.

A targeted amount as a percentage of base salary for each NEO is also considered. The HR Committee approves the allocation of the remainder of the incentive pool with input from the CEO. The CEO submits recommendations for incentive compensation for the NEOs other than himself. The HR Committee determines the incentive payment for the CEO and considers the recommendation of the CEO in its final determinations of awards to be paid to the other NEOs. The Committee met with the CEO and considered the individual contributions and responsibilities of the other NEOs in determining their incentive payments.

In determining annual cash incentives, the HR Committee considers the entire compensation package of each of the NEOs and the performance of that individual. The incentive award potential is intended to be consistent with each NEO’s level of responsibility, position and performance. A percentage of each NEO’s base salary in effect at the end of the prior fiscal year is generally targeted, ranging from 70% to 100%. The 2014 Cook Review confirmed these amounts are consistent with mid-range opportunities among our peer group companies. Individual incentives can be above or below these targets based on the Company’s and NEO’s performance in any given year.

The HR Committee met in February 2016 to determine annual incentive pool compensation to be paid to the named executive officers for the Company’s 2015 performance. In determining the 2015 incentive compensation, the HR Committee considered the Company’s overall performance and EPS, ROA and TBV compared to targets established by the HRC, as well as individual performance by each NEO. The following results were achieved in 2015:

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EPS	$2.91	50% of target
ROA	0.79%	Did not meet threshold
TBV Growth	$31.69	75% of target

Based on these performance measures, annual incentive compensation payouts of between 42% and 57% of each named executive officer’s base salary in effect at December 31, 2015 were awarded, with an average payout of 48% for each of the NEOs. The annual incentive payments for each NEO are detailed below:

NEO	Target % of Base	Target Annual Incentive	EPS – 30%	ROA – 30%	TBVG – 20%	Management Objectives – 20%	Additional Performance Amount	Total Annual Incentive
C. Keith Cargill	100%	$750,000	$112,500	—	$112,500	$150,000	$50,000	$425,000
Peter B. Bartholow	80%	366,400	54,960	—	54,960	73,280	25,000	208,200
John D. Hudgens	70%	304,500	45,675	—	45,675	60,900	30,000	182,250
Vince A. Ackerson	70%	301,000	45,150	—	45,150	60,200	30,000	180,500
Julie L. Anderson	70%	217,000	32,550	—	32,550	43,400	50,000	158,500

In closing, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Peter B. Bartholow

Peter B. Bartholow

Chief Financial Officer

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